December 6, 2006
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Jay Ingram, Esq.

Re:	Brocade Communications Systems, Inc. Amendment No. 1 to the Registration Statement on Form S-4 File No. 333-137758 Filed on December 5, 2006
Ladies and Gentlemen:
          We hereby confirm the following with respect to our opinion filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement on Form S-4 of Brocade Communications Systems, Inc. (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) on December 5, 2006.
We concur with the Staff’s understanding that the reference and limitation to the “General Corporation Law of the State of Delaware” in our opinion includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
          Please do not hesitate to contact Bradley L. Finkelstein at (650) 565-3514 or Jeffrey S. Cannon at (650) 565-3606 with any questions regarding our responses to your comments.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Jeffrey S. Cannon
Jeffrey S. Cannon